Exhibit 1.1

[Stifel, Nicolaus & Company, Incorporated Letterhead]

CONFIDENTIAL

July 19, 2007

Mr. Herbert L. Hornsby, Jr.

President and Chief Executive Officer

Cape Savings Bank

225 North Main Street

Cape May Court House, NJ 08210

Re:	Proposed Conversion — Advisory, Administrative and Marketing Services

Dear Mr. Hornsby, Jr.:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) is pleased to submit this engagement letter setting forth the terms of the proposed engagement between Stifel Nicolaus and Cape Savings Bank (the “Bank”) in connection with the proposed mutual-to-stock conversion of the Bank and the concurrent sale of common stock of a stock holding company (the “Company”) (“the Conversion”) to be formed in connection with the Conversion.

1.	BACKGROUND ON STIFEL NICOLAUS

Stifel Nicolaus is a full service brokerage and investment banking firm established in 1890. Stifel Nicolaus is a registered broker-dealer with the Securities and Exchange Commission, and is a member of the New York Stock Exchange, Inc., NASD, Inc., the Securities Industry and Financial Markets Association and the Securities Investor Protection Corporation. Stifel Nicolaus has built a national reputation as a leading full service investment bank to both public and private financial institutions.

2.	CONVERSION AND OFFERING

The Bank will effect the Conversion by forming a stock holding Company (The Bank and the stock holding Company are referred to collectively herein as the “Company”.) The common stock (the “Common Stock”) would be offered for sale on a first priority basis in a subscription offering with any

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

remaining shares expected to be sold in a community offering and, if necessary, a syndicated community offering (collectively the “Offering”). In connection therewith, the Bank’s Board of Directors will adopt a plan of conversion and reorganization (the “Plan”). In connection with the Conversion, the Company is contemplating acquiring a public company. Stifel Nicolaus proposes to act as financial advisor and selling agent to the Company with respect to the Conversion, and as selling agent with respect to the Offering. Stifel Nicolaus is also providing advice in connection with the acquisition pursuant to a separate agreement. Specific terms of services shall be set forth in an agency agreement, in the case of the subscription and community offering and a syndicated community offering or, if appropriate, a public underwriting agreement (together, the “Definitive Agreement”) between Stifel Nicolaus and the Company. The Definitive Agreement will include customary representations and warranties, covenants, conditions, termination provisions and indemnification, contribution and limitation of liability provisions, all to be mutually agreed upon by Stifel Nicolaus and the Company (and its successors).

3.	SERVICES TO BE PROVIDED BY RYAN BECK

Stifel Nicolaus provides and helps coordinate advisory, administrative and marketing services in connection with thrift reorganizations and related stock offerings. Our existing team has worked together on numerous such transactions.

a. Advisory Services – As your investment banker, Stifel Nicolaus will work with you and your counsel to evaluate financial, marketing and regulatory issues. Our working knowledge of the law and “lore” of bank regulators, securities regulators and NASD is essential. Our legal, accounting and regulatory background is equally important.

Our specific advisory responsibilities include:

•	Advise with respect to business planning issues in preparation for a public offering;

•	Advise with respect to the choice of charter and form of organization;

•	Review and advise with respect to the Plan (e.g. sizes of benefit plan purchases; maximum purchase limits for investors);

•	Advise with respect to listing on stock exchange;

•	Review and provide input with respect to the business plan to be prepared in connection with the Conversion;

•	Discuss the appraisal process and analyze the appraisal with the Board of Directors;

•	Participate in drafting the offering document and any proxy materials, and assist in obtaining all requisite regulatory approvals;

•	Develop a marketing plan for the subscription and community offerings, considering various sales method options, including direct mail, advertising, community meetings and telephone solicitation;

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

•	Develop a depositor proxy solicitation plan, to include telephone calls and mailings;

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Stifel Nicolaus does not offer data processing agent, printing, transfer agent or stockholder proxy solicitation functions. Costs of such services will be borne by the Company and are subject to agreements signed by the Company and each service provider. Stifel Nicolaus will work with the Company to provide specifications and assistance (including recommendations) in selecting these and any other professionals that will perform administrative functions in connection with the offering and the depositor proxy solicitation process;

•	Advise/Assist client through the planning process and organization of the Stock Information Center (the “Center”);

•	Develop a layout for the Center, where stock order and depositor proxy card processing occur;

•	Provide a list of equipment, staff and supplies needed for the Center;

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Draft marketing materials including press releases, letters, stock order form, advertisements, and brochures. If a community meeting or “road show” is anticipated, we will help draft the presentation – saving you the time and legal expense; and

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Consulting with management, determine whether and when to conduct a syndicated community offering through assembling a group of selected broker/dealers (including Stifel Nicolaus) to sell stock remaining after the community offering, on a best-effort basis. Alternatively, consulting with management, choose to conduct a “stand-by” firm commitment public underwriting, including Stifel Nicolaus and other broker/dealers.

b. Administrative Services and Stock Information Center Management – Stifel Nicolaus manages substantially all aspects of a thrift reorganization’s stock offering and depositor proxy solicitation. Successful stock sale and vote results require thorough planning and an enormous amount of attention to detail. Our efforts are meant to avoid mistakes, costly surprises and lost opportunities. We identify key logistics, define responsibilities and create timetables to help avoid confusion among the many members of the working group. An offering also requires accurate and timely record keeping and reporting. Furthermore, customers must be handled professionally and their questions must be answered accurately.

The Stock Information Center is the “command center” during a stock offering. Stifel Nicolaus staff’s experience in managing many thrift minority stock offerings, full conversion offerings and “second step” offerings will help them minimize the burden on your management and staff. They will train and supervise the staff that you assign to the Center to help record stock orders, answer customer inquiries, proxy calling for depositors and participate in other activities of the Center.

Our administrative services include the following:

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Provide experienced on-site Stifel Nicolaus registered representatives to manage and supervise the Center. All substantive stock offering and depositor proxy vote matters and customer inquiries will be handled by Stifel Nicolaus;

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

•	Prepare procedures for processing proxies, stock orders and cash, and for handling requests for materials;

•	Provide scripts and training for the telephone team who will solicit proxies and, if needed, help conduct a stock sales telemarketing effort;

•	Educate the Company’s directors, officers and employees about the Conversion and Offering, their roles and relevant securities laws;

•	Train branch managers and customer-contact employees on the proper response to stock purchase and depositor proxy vote inquiries;

•	Coordinate functions with and between the data processing agent, printer, transfer agent, stock certificate printer and other professionals;

•	Design and implement procedures for handling IRA and Keogh orders;

•	Supervise Center staff in proxy card and order processing and in depositor proxy solicitation calling efforts;

•	Prepare daily vote and sales reports for management, ensuring funds received balance to the reports;

•	Monitor the depositor proxy vote response and, make any needed revisions to the calling/reminder mailing plan;

•	Manage the pro-ration process in the event of subscription and community offering oversubscription;

•	Coordinate with Nasdaq and DTC to ensure a smooth closing and stock trading; and

•	Provide post-offering subscriber assistance.

c. Securities Marketing Services – Stifel Nicolaus uses various sales techniques including direct mail, advertising, community investor meetings, telephone solicitation, and if necessary, assembling a selling group of broker-dealers for a syndicated community offering. The sales approach for your stock offering will be tailored to fit your specific situation, in order to best mange the Offering and attract a stockholder base comprised largely of community-oriented individuals loyal to the Company.

Our specific marketing services include:

•	If applicable, assist management in developing a list of potential investors who are viewed as priority prospects;

•	The Stifel Nicolaus registered representatives at the Center will seek to manage the sales function and, if applicable, will solicit orders from the eligible prospects described above;

•	Respond to questions related to information in the Offering documents and in any proxy materials, and answer investment-related questions;

•	If the sales plan calls for community meetings, participate in them. Community meetings can relieve customer anxiety and generate local publicity for the Offering;

•	Continually advise management on sales progress, market conditions and customer/community responsiveness to the Offering;

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

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In case of a best-efforts syndicated community offering, manage the selling group. Alternatively, manage the underwriters participating in a “stand-by” firm commitment underwritten public offering. In either case, we will prepare broker “fact sheets” and arrange “road shows” for the purpose of stimulating interest in the stock and informing the brokerage community of the particulars of the Offering; and

•	Contact other market makers to maximize after-market support for the Company’s Common Stock.

4.	COMPENSATION

For its services hereunder, the Company will pay to Stifel Nicolaus the following compensation:

a.	A conversion and proxy vote advisory and administrative services fee of $100,000 in connection with certain services set forth in section 3.a. and 3.b. hereof. In view of the long preparation phase prior to commencement of the Offering, this fee shall be payable as follows: $50,000 upon executing this letter and $50,000 upon the initial filing of the Offering documents.

b.	A success fee of one percent (1.00%) of the dollar amount of the Common Stock sold in the Offering, other than those shares sold pursuant to the following sentence. No fee shall be payable pursuant to this subsection in connection with the sale of stock to officers, directors, employees or immediate family of such persons (“Insiders”), the charitable foundation, if any, associated with the Company; and qualified and non-qualified employee benefit plans of the Company or the Insiders. “Immediate family” includes spouse, parents, siblings and children who live in the same house as the officer, director, or employee.

c.	For stock sold by a group of selected dealers (including Stifel Nicolaus ) pursuant to a syndicated community offering solely managed by Stifel Nicolaus (the “Selling Group”), a fee equal to one percent (1.00%) of the aggregate dollar amount of Common Stock sold in the syndicated community offering, which fee paid to Stifel Nicolaus, along with the fee payable directly by the Company to the other selected dealers shall not exceed six percent (6.00%) of the aggregate dollar amount of Common Stock so sold. In consultation with Stifel Nicolaus, the Company will determine which NASD member firms will participate in the Selling Group and the extent of their participation. Stifel Nicolaus will not commence sales of the Common Stock through the Selling Group without the specific prior approval of the Company.

d.	If, pursuant to a resolicitation of subscribers undertaken by the Company, Stifel Nicolaus is required to provide significant additional services, the parties shall mutually agree to the dollar amount of any additional compensation due.

The above compensation, less the amount of advance payments described in subparagraph a., is to be paid to Stifel Nicolaus at the closing of the Offering.

If, after adoption of the Plan, (i) the Plan is abandoned or terminated by the Bank; (ii) the Offering is not consummated by December 31, 2008; (iii) Stifel Nicolaus terminates this relationship because there has been a material adverse change in the financial condition or operations of the Bank

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

since March 31, 2007; or (iv) immediately prior to commencement of the Offering, Stifel Nicolaus terminates this relationship because in its opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors, there has been a failure to satisfactorily disclose all relevant information in the offering document or other disclosure documents or market conditions exist which might render the sale of the Common Stock inadvisable, Stifel Nicolaus shall not be entitled to the compensation set forth in subparagraph 4.b through 4.d above, but in addition to reimbursement of its reasonable out-of-pocket expenses as set forth in paragraph 7 below, Stifel Nicolaus shall be entitled to retain its fee in subparagraph 4.a above for its reorganization and depositor proxy vote advisory services.

5.	MARKET MAKING

Stifel Nicolaus agrees to use its best efforts to maintain a market after the Offering and to solicit other broker-dealers to make a market in the Common Stock at the conclusion of the Offering.

6.	DOCUMENTS

The Company and its counsel will complete, file with the appropriate regulatory authorities and, as appropriate, amend from time to time, the information to be contained in the Company’s applications to banking and securities regulators and any related exhibits thereto. In this regard, the Company and its counsel will prepare an offering document and any other necessary disclosure documents relating to the offering of the Common Stock in conformance with applicable rules and regulations. As the Company’s financial advisor, Stifel Nicolaus will, in conjunction with its counsel, conduct an examination of the relevant documents and records of the Company and will make such other reasonable investigations as deemed necessary and appropriate under the circumstances. The Company agrees to make all documents, records and other information deemed necessary by Stifel Nicolaus, or its counsel, available to them upon reasonable notice. Stifel Nicolaus counsel will prepare, subject to the approval of Company’s counsel, the Definitive Agreement. Stifel Nicolaus’ counsel will be selected by Stifel Nicolaus, subject to the approval of the Company.

7.	EXPENSES AND REIMBURSEMENT

The Company will bear all of its expenses in connection with the Conversion and the Offering of Common Stock including, but not limited to: appraisal and business plan preparation; the Company’s attorney fees; NASD filing fees; “blue sky” legal fees and state filing fees; services of the data processing agent, transfer agent, financial and stock certificate printers, auditors and accountants; advertising; postage; “road show” and other syndicated community offering costs; and all costs of operating the Stock Information Center, including hiring temporary personnel, if necessary. In the event Stifel Nicolaus incurs such expenses on behalf of the Company, the Company shall reimburse Stifel Nicolaus for such reasonable fees and expenses regardless of whether the Conversion and Offering are successfully completed. Stifel Nicolaus will not incur any single expense of more than $1,000, pursuant to this paragraph without the prior approval of the Company.

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

The Company also agrees to reimburse Stifel Nicolaus for its reasonable out-of-pocket expenses, including legal fees and expenses, incurred by Stifel Nicolaus in connection with the services contemplated hereunder. In the subscription and community offering, Stifel Nicolaus will not incur legal fees (excluding the out-of-pocket expenses of counsel) in excess of $80,000 without the approval of the Company. Stifel Nicolaus will not incur actual accountable reimbursable out-of-pocket expenses in excess of $25,000 without the consent of the Company. The parties acknowledge, however, that such cap may be increased by the mutual consent of the Company and Stifel Nicolaus, including in the event of a material delay in the Offering which would require an update of the financial information in tabular form to reflect a period later than that set forth in the original filing of the offering document. In addition, in the event of a syndicated community offering, the Company will reimburse all reasonable out-of-pocket expenses incurred in connection with that offering phase. Not later than two days before closing, Stifel Nicolaus will provide the Company with a detailed accounting of all reimbursable expenses of Stifel Nicolaus and its counsel to be paid at closing.

8.	BLUE SKY

To the extent required by applicable state law, Stifel Nicolaus and the Company must obtain or confirm exemptions, qualifications or registration of the Common Stock under applicable state securities laws and NASD policies. The cost of such legal work and related state filing fees will be paid by the Company to the law firm furnishing such legal work. The Company will instruct the counsel performing such services to prepare a Blue Sky memorandum related to the Offering including Stifel Nicolaus’ participation therein and shall furnish Stifel Nicolaus a copy thereof, regarding which such counsel shall state Stifel Nicolaus may rely.

9.	AVAILABILITY OF “STARS” PROGRAM

As an additional service to the Company, Stifel Nicolaus will make available for a period of three years following the completion of the Offering, advisory services through the Stifel Nicolaus Strategic Advisory Services (“STARS”) program. The undersigned will serve as the senior relationship manager for this program. If the Company elects to avail itself of the STARS program, Stifel Nicolaus will meet with the Company at its request. Stifel Nicolaus also will provide opinions and recommendations, upon request, for the areas covered below:

Valuation Analysis

Merger and Acquisition Planning and Analysis

Merger and Acquisition Trends

Planning, Forecasting & Competitive Strategy

Capital, Asset & Liability Structure & Management

Stock Repurchase Programs

Dividend Policy

Dividend Reinvestment Programs

Market Development and Sponsorship of Bank Securities

Financial Disclosure

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

Financial Relations

Financial Reports

Branch Sales and Purchases

Stock Benefit Plan Analysis and Advisory

Stockholder & Investor Relations Presentations & Programs

Fairness Opinions

Scanning of Potential Acquisition Candidates

Based on Published Statement Information

(This screening does not extend to any in-depth merger and acquisition analyses or studies, which are available under Stifel Nicolaus’ normal fee schedule, and does not include retention of Stifel Nicolaus by the Company for any specific merger/acquisition situation.)

If the Company elects to utilize the STARS program Stifel Nicolaus will waive the regular retainer fee and hourly charges for this program for the three year period. The Company also will reimburse Stifel Nicolaus’ reasonable out-of-pocket expenses incurred in conjunction with the performance of these services. Such out-of-pocket expenses shall include travel, legal and other miscellaneous expenses. Stifel Nicolaus will not incur any single expense in excess of $1,000 pursuant to this paragraph without the prior approval of the Company.

10.	INDEMNIFICATION

The Definitive Agreement will provide for indemnification of the type usually found in underwriting agreements as to certain liabilities, including liabilities under the Securities Act of 1933. The Company also agrees to defend, indemnify and hold harmless Stifel Nicolaus and its officers, directors, employees and agents against all claims, losses, actions, judgments, damages or expenses, including but not limited to reasonable attorney fees, arising solely out of the engagement described herein, except that such indemnification shall not apply to Stifel Nicolaus’ own bad faith, willful misconduct or gross negligence.

11.	CONFIDENTIALITY

To the extent consistent with legal requirements and except as otherwise set forth in the offering document, all information given to Stifel Nicolaus by the Company, unless publicly available or otherwise available to Stifel Nicolaus without restriction to breach of any confidentiality agreement (“Confidential Information”), will be held by Stifel Nicolaus in confidence and will not be disclosed to anyone other than Stifel Nicolaus’ agents without the Company’s prior approval or used for any purpose other than those referred to in this engagement letter. Upon the termination of its engagement, Stifel Nicolaus, at the request of the Company, will promptly deliver to the Company all materials specifically produced for it and will return to the Company all Confidential Information provided to Stifel Nicolaus during the course of its engagement hereunder.

12.	NASD MATTERS

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

Stifel Nicolaus has an obligation to file certain documents and to make certain representations to the National Association of Security Dealers (“NASD”) in connection with the Offering. The Company agrees to cooperate with Stifel Nicolaus and provide such information as may be necessary for Stifel Nicolaus to comply with all NASD requirements applicable to its participation in the Offering. Stifel Nicolaus is and will remain through completion of the Offering a member in a good standing of the NASD and will comply with all applicable NASD requirements.

13.	OBLIGATIONS

Except as set forth below, this engagement letter is merely a statement of intent. While Stifel Nicolaus and the Company agree in principle to the contents hereof and propose to proceed promptly and in good faith to work out the arrangements with respect to the Offering, any legal obligations between Stifel Nicolaus and the Company shall be only: (i) those set forth herein in paragraphs 2, 3 and 4 regarding services and payments; (ii) those set forth in paragraph 7 regarding reimbursement for certain expenses; (iii) those set forth in paragraph 10 regarding indemnification; (iv) those set forth in paragraph 11 regarding confidentiality; and (v) as set forth in a duly negotiated and executed Definitive Agreement.

The obligation of Stifel Nicolaus to enter into the Definitive Agreement shall be subject to there being, in Stifel Nicolaus’ opinion, which shall have been formed in good faith after reasonable determination and consideration of all relevant factors: (i) no material adverse change in the condition or operation of the Company; (ii) satisfactory disclosure of all relevant information in the disclosure documents and a determination that the sale of stock is reasonable given such disclosures; (iii) no market conditions which might render the sale of the shares by the Company hereby contemplated inadvisable; and (iv) agreement that the price established by the independent appraiser is reasonable in the then-prevailing market conditions.

14.	INDEPENDENT CONTRACTOR; NO FIDUCIARY DUTY

The Company acknowledges and agrees that it is a sophisticated business enterprise and that Stifel Nicolaus has been retained pursuant to this engagement letter to act as financial advisor to the Company solely with respect to the matters set forth herein. In such capacity, Stifel Nicolaus will act as an independent contractor, and any duties of Stifel Nicolaus arising out of this engagement pursuant to this letter shall be contractual in nature and shall be owed solely to the Company. Each party disclaims any intention to impose any fiduciary duty on the other.

15.	GOVERNING LAW

This engagement letter shall be governed by and construed in accordance with the laws of the State of New Jersey applicable to contracts executed and to be wholly performed therein without giving effects to its conflicts of laws principles or rules. Any dispute here under shall be brought in a court in the State of New Jersey.

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

16.	WAIVER OF TRIAL BY JURY

BOTH STIFEL NICOLAUS AND THE COMPANY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THIS AGREEMENT.

Mr. Herbert L. Hornsby, Jr.

Cape Savings Bank

Please acknowledge your agreement to the foregoing by signing in the place provided below and returning one copy of this letter to our office together with the retainer payment in the amount of $50,000. We look forward to working with you.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

BY:	/s/ Ben A. Plotkin
Executive Vice President

Accepted and Agreed to This 8th Day of August, 2007

CAPE SAVINGS BANK

BY:	/s/ Herbert L. Hornsby, Jr.
President & Chief Executive Officer